JOINT PARTICIPATION AGREEMENT
FOR
MAVERICK SPRINGS
ELKO AND WHITE PINE COUNTIES, NEVADA

          This Joint Participation Agreement for the Maverick Springs Play, Elko and White Pine Counties, Nevada is entered into and made effective this 28th day of February 2006, by and between CHAMBERLAIN EXPLORATION DEVELOPMENT AND RESEARCH STRATIGRAPHIC CORPORATION, dba Cedar Strat Corporation, a Nevada corporation (hereinafter “Cedar Strat”), and TEXOLA ENERGY CORPORATION, a Nevada corporation having an office at Suite 206 – 475 Howe St, Vancouver BC. V6B 2B3 (hereinafter “Texola”). Cedar Strat and Texola may be referred to herein individually as a “Party” or collectively as the “Parties”.

R E C I T A L S

          The parties recite and declare as follows:

          A.      WHEREAS, in conjunction with this Agreement, the parties have entered into an Agreement of Nondisclosure and Non Competition, which is incorporated herein by reference.

          B.      WHEREAS, Cedar Strat has developed at great time and expense certain geological, geophysical, technical, contractual and other data and information, including well logs, interpretative maps, land maps, license from third parties and other information related to the area included within the geographical boundaries of the Confidential area, as set forth in Exhibit “A” and described here as Township 24 North, Range 58 East through Township 28 North, Range 61 East, Townships 26, 27, 28, North, Range 62 East, Townships 27, 28 North, Range 63 East, Township 28 North, Range 64 East and portions depicted of Township 24 North, Range 62 East, Township 25 North, Range 62 East, Township 26 North, Range 63 East, Township 26 North, Range 64 East, Township 27 North, Range 64 East, and Township 28 North, Range 65 East, from the Mount Diablo Meridian, acreage lying within Elko and White Pine Counties, Nevada. This area is the entire area of Non-Compete and Non-Disclosure and the terms of such non-competition and non-disclosure are more fully expressed in a separate document under that title.

          C.      WHEREAS, Cedar Strat has offered Texola the opportunity to participate in its Maverick Springs Play (hereinafter “Play”), and Texola has agreed to accept such right to participate in the Play in those areas set out in Schedule B and more particularly referred to as the areas shown in prospects marked as “B” and “D” and including all of T24N R58E and all of T24N R59E (“D Extension”) (collectively referred to as the “Texola Prospect Area”).

          D.      WHEREAS, Texola has agreed to participate in the Play in accordance with the terms set forth in this Agreement.

          E.      WHEREAS, Texola acknowledges that in agreeing to participate in the Play, it is not acting as an employee or agent of Cedar Strat, but as a separate entity which desires to participate with Cedar Strat in development of the Play.

          NOW, THEREFORE, in consideration of the mutual covenants, conditions and promises contained herein, and other good and valuable consideration the receipt and sufficiency which are hereby acknowledged, the parties agree as follows:

          Section 1. Establishing an Area of Mutual Interest (AMI):

          Cedar Strat and Texola agree to establish an Area of Mutual Interest (AMI) for the Maverick Springs Play, as detailed in Exhibit “B” hereof. The area within the “Black” boundary designated as areas “B” and “D” with background “Green” color plus the entire areas of Townships 24 North Ranges 58 and 59 East (“D Extension”) constitutes the AMI. The area of Non-Disclosure and Non-Compete is the area that surrounds the AMI and lies within the “Red” boundaries.

          Section 2. Prospect Fee and Acquisition of Land/Leases:

          Cedar Strat has identified certain Bureau of Land Management (BLM) leases critical to the project, and will make recommendations to Texola for additions or deletions to maximize the benefit of the acreage held, recognizing a need for protection acreage in addition to prospect acreage. Cedar Stat is willing to represent Texola at the BLM lease sales, if agreed to by the Parties.

          Texola has agreed to pay to Cedar Strat the sum of $10.00 per acre as a “prospect fee”, with a minimum total payment of $700,000 to a maximum payment of $1.1 million (US dollars). The final prospect fee will be determined by the total acreage Texola is successful in acquiring within areas “B”, “D” and “D Extension” as depicted in Schedule B hereto, with such total acreage multiplied by $10.00US per acre.

          In order to consummate this agreement, Texola will make a payment of $100,000US at it’s signing. Texola shall make the balance of the minimum prospect fee payment in the amount of $600,000US between April 4 and April 14, 2006. If the prospect fee is calculated to exceed the minimum of $700,000US, then subsequent payments will be made as follows: a) $100,000 within 30 days of delivery of a gravity model coinciding with the structural cross section delivered as part of the base prospect fee; b) an additional $200,000 within 30 days of delivery of a second structural cross section with accompanying gravity model; and finally c) $100,000 at the time of well permitting. These last three payments are all dependent upon and adjusted according to the total amount of acreage acquired, regardless of the source of acquisition, and upon reaching the total of 110,000 acres the prospect fee is capped at $1.1 million USD.

          Texola has also agreed to use its reasonable best efforts to acquire the leases within the AMI and will thereafter approach any private fee lease holders, if applicable, in order to facilitate their exploration efforts. Texola will assume the obligation to pay the annual rental on all acquired leases. This includes any leases purchased, transferred or held by an agent for the benefit of the play. Texola will either represent itself for acreage leasing or advance such monies as may be required to fund the purchase of such leases by Cedar Strat. Texola will bid as aggressively and for such amount as it deems necessary and reasonable to secure the subject leases.

          It is recognized that certain acreage may have been previously leased or owned by outside third party entities, for which negotiations to control under this agreement will be embarked upon by Texola. All acreage acquired within the AMI will be entered into under the same terms of this Agreement. If acreage under third party control must be acquired through terms that infringe upon this Agreement, both parties will work in good faith to ensure that remaining proceeds and benefits are proportionately divided in a manner similar to that which is contemplated and outlined by this Agreement.

          Section 3. Ownership of data and use of data in Play:

          Cedar Strat will retain ownership of all data whether currently owned, purchased, licensed or generated by Cedar Strat, and as may be hereafter generated, or acquired as part of the exploration programs set out in Section 4 hereof. Cedar Strat will, at no additional cost to Texola, license its proprietary and other relevant data to Texola, and any other Participant owning 25% or more working interest, for the duration of the Play. Certain data that Cedar Strat licenses from third parties will remain in the name of Cedar Strat but utilized for the efficient development of the Play and used within the parameters of said license. All data in the possession or control of Cedar Strat relevant to the Play will be made available to Texola for study and analysis on a time is of the essence basis. All maps, data and graphs generated or purchased will be used for the efficient development of drill sites, the marketing of the Play when appropriate, or drilling as mutually agreed upon.

          Cedar Strat will keep newly developed data within the Maverick Springs AMI confidential so far as to not bring competition focused toward Texola in a manner to jeopardize the acquisition and development of the leases of the AMI. There are many prospects bordering the Maverick Spring AMI for which the neighboring prospect data will be used for the benefit of Maverick Spring and visa versa. One such party known to Texola is Eden Energy for which data has already been shared and the evaluation process for Texola has been done jointly. Any such participant within the Non-Compete and Non-Disclosure area expressed in Exhibit “A” will be under the same requirements not to compete with those other clients. However, the data license will not be held exclusively by any one client subject to agreements entered into before this date. Well study data and data outside of the AMI which is used to develop the AMI will not be held as an exclusive confidential license.

          Texola may decide to shoot or acquire additional seismic data (other than the Exxon Seismic data which is being sought by Cedar Strat) as part of the exploration and development of this Play. Texola shall retain ownership of any such data acquired. Texola will, at no additional cost to Cedar Strat et al., license its proprietary seismic data to Cedar Strat on terms agreeable to both parties.

          The ownership of data is more fully detailed as a part of Exhibit “C”.

          Section 4. Exploration of the Maverick Springs Play:

          The relevant geologic data which Cedar Strat will develop, analyze and provide under a license to Texola for this exploration effort will include but is not limited to:

-	Geologic mapping of select outcrops in and bordering the AMI,
-	Biostratigraphic sample collection,
-	Paleontologist analysis,
-	Well Studies, 10 count,
Permit numbers: 102, 157, 367, 403, 427, 540, 565, 615, 717, and 786,
-	Aeromagnetic and Gravity Surveys, to the densities indicated in Section 6.
-	Management of Prospect Development,
-	Development of cross section, to follow a transect to be determined by Texola
-	Map production relating to the Play and the Prospect Areas acquired by Texola hereunder as agreed upon by the Parties,
-	Attempts to acquire and process Exxon Mobil Seismic Data
(Additional funding will be required for the acquisition of such data.)

          The cost of these exploration activities is covered by the prospect fee, unless otherwise indicated.

          In the event of additional expenses not reasonably contemplated in this Agreement, Texola will use its best efforts to fund the purchase, license or expense, but such decision will rest within the sole discretion of Texola. Such items of additional expense may include, but are not limited to, the acquisition of additional seismic data, status report trips, and licenses from third parties for data to be held by Texola along with that held by Cedar Strat for exploration activities. All such additional expenses shall be subject to the prior written approval of Texola.

Section 5. Relinquishment of land/leases by Texola in the Maverick Springs Play:

          Leases or land will not be relinquished without the mutual consent of Cedar Strat and Texola. In the event Texola decides to surrender or abandon the leases, or any portion thereof, Texola shall first give Cedar Strat 90 day’s prior written notice thereof. Cedar Strat shall thereafter have the option to require Texola to reassign that portion thereof, which Texola wishes to surrender or abandon to Cedar Strat. This abandonment will be without liens, claims, royalties, back-in interests or any such encumbrances. Cedar Strat will receive the assignment without liability, other than paying the future rentals. Cedar Strat will be allowed to seek other interested parties to develop said area. Texola shall immediately turn over the data and work product created by Cedar Strat or licensed by Cedar Strat in the development of said leases.

Section 6. Development of the Maverick Springs Play:

          Texola and Cedar Strat will determine the viability of the Maverick Springs Play for hydrocarbons and the identification of prospective drilling targets. If Texola’s ability to assess the viability of the Play is delayed due to delays outside of its control, including any delays resulting from the timely delivery of any and all relevant data by Cedar Strat, the election will be extended for such period of time as the parties may agree, acting reasonably. Texola will develop the play by the following:

          a)      Contracting a rig in order to commence drilling within eighteen (18) months of Cedar Strat completing the following:

1.	Outcrop mapping and a structural cross-section generation
2.	A map of Bouguer Gravity Data
3.	A Proprietary gravity survey over the Prospect
4.	Partner copies of the commercial magnetics and gravity (if it exists)
5.	Well studies, 10 count,
Permit no’s: 102, 157, 367, 403, 427, 540, 565, 615, 717, and 786,

          For greater certainty in respect of the above: as to gravity stations whether proprietary or a secondary commercial license, Cedar Strat will provide an average minimum of 250 to a maximum of 300 stations per township. The surface mapping will also contain an average minimum of 250 to a maximum of 300 attitudes per township. Conodont Sampling and geologic assistance will be as agreed as between Cedar Strat and Texola acting reasonably. The parties acknowledge that Cedar Strat will take about 2 months to generate a map over approximately 50,000 acres. The parties acknowledge that the gravity and fieldwork would require that the field work would be done in the summer 2006. Data would be delivered by Cedar Strat at the end of that field season. One cross section for the AMI will be given approximately 6 months (or earlier) after data acquisition during the field season. Should the prospect fee exceed the $800,000 level a gravity model coinciding with the cross section will be provided by Cedar Strat. Should the prospect fee exceed the $1 million level a second cross section and corresponding gravity model will also be provided. All data licenses will be non-exclusive. Data does not include a seismic program or acquisition of commercial seismic. If the Exxon Seismic data is ever acquired (and we continue our quest to obtain it) Cedar Strat will be entitled to ask for an additional fee for the use of that data at a reasonable cost to each participant. That amount is unknown at this point in time.

b)	(i) Within the first 18 months from delivery of the data set out above, Texola will drill one test well on the Texola Prospect area. The next well will be drilled within the succeeding 12 month period from the date of completion or abandonment of the previous well, with additional wells drilled in succeeding 12 month periods from completion or abandonment of each previous well. There would be a single timeline for wells as Texola has incorporated two or more prospect areas. Thus Texola will not have two separate drilling commitments simultaneous with each other but one timeline even though it has taken more than one prospect area. The wells will be drilled to the shallower of the depth to test the subthrust Devonian Simonson or 18,000 feet. Rental payments on the initial acreage and subsequently acquired acreage will be maintained by Texola during this development period. Default of payments or drilling schedule by Texola will also trigger the Relinquishment of Leases according to Section 5.

(ii). As to wells drilled, Texola will earn the area that constitutes the radius from the Kelly Bushing equal to the depth of the well. Thus, if for example Texola drills the first well within the time allotted and not the second well, Cedar Strat may re-claim the area and if another client of Cedar Strat’s finds hydrocarbons within the radius designated, the Parties will receive any production within said radius. Any production deeper or outside of that radius has no encumbrance. A well will be deem complete if it is Plugged and Abandoned, the completion of production facilities (on-site meaning tanks and not off-site pipelines etc.), temporary abandonment, or suspension of operations. If a well misses a deadline but the permit to drill has been applied for at least 90 days before the deadline and is awaiting issuance or a rig is under contract but not arrived yet, then those items will be deemed as progress toward drilling and forfeiture of the applicable leases will not occur.

          c)      Texola shall receive 80.0% Net Revenue Interest (NRI) in the identified prospects of the Maverick Springs Play such that Cedar Strat retains a 5.5% ORRI with Mr. Richard Coglon receiving 2.0% ORRI. Cedar Strat shall also receive a 15% carried back-in working interest. The carried interest will become a full working interest as outlined in Section 6 d.

          d)      Texola, for their proportionate interest, will also receive a reimbursement for the prospect fee, and all exploration and development funds (drilling to on-site tanks) expense before Cedar Strat’s back-in interest becomes effective.

          Section 7. Term.

          The term of this Joint Participation Agreement shall be ten (10) years from the date the leases are obtained, or for as long as the two parties agree to hold the leases, whichever period is greater.

          Section 8. Notices.

          Notices shall be given a) by personal delivery to the other Party, b) by facsimile, with a copy sent by registered or certified mail, return receipt requested, or c) by registered or certified mail, return receipt requested. All notices shall be effective and deemed delivered a) if by personal delivery, on the date of delivery if during business hours, otherwise the next business day, b) if by facsimile, on the date the facsimile is received if received during business hours, c) if solely by mail, upon receipt by the addressee. Any Party may from time to time change its address hereunder by written notice to the other Party. The Party’s addresses are as follows:

Texola Energy Corp.

206 – 475 Howe St
Vancouver BC V6B 2B3
Attn: Thornton Donaldson, President
Phone 604 488 0277
Fax 604 488 0239
Toll free 1 866 329 5488

Cedar Strat Corporation
511 West Robins St.
Eureka, NV 89316
Attn: Alan K. Chamberlain
Phone: 775-237-5076
Fax: 775-237-5063

          Section 9. Governing Law.

          This Agreement shall be construed in accordance with, and governed by the substantive and procedural laws of, the State of Nevada, without reference to principals governing choice or conflict of laws. The parties agree that as a material part of the consideration of the rights and obligations of the parties pursuant to this Agreement and because Cedar Strat maintains its business office and records in Clark County, Nevada, that in the event any litigation arises between the parties or becomes necessary for Cedar Strat to commence a lawsuit, the exclusive jurisdiction for all legal proceedings and lawsuits between the parties is the Eighth Judicial District Court of the State of Nevada in and for the County of Clark. The parties hereto further agree to submit to the jurisdiction of said Eighth Judicial District Court and waive any rights they may have to change, transfer, or in any manner remove the venue from said court to any other jurisdiction or venue.

          Section 10. Representations and Warranties.

          By execution of the Agreement each signatory represents and warrants that:

          (a)      The Agreement is executed on behalf of an individual or a valid and existing legal entity;

          (b)      Such individual or entity has the full right and authority to undertake any action contemplated by the Agreement;

          (c)      The execution of the Agreement has been duly and properly authorized by the party on whose behalf said Agreement is executed in accordance with all applicable laws, regulations, agreements or procedures governing the authority of such person or entity to execute the Agreement on behalf of such parties;

          (d)      The consents of all persons or entities whatsoever necessary to the execution of the Agreement have been obtained; and

          (e)      The parties shall indemnify each other, their successors and assigns against any and all damages, including costs and reasonable attorney fees resulting from any breach of any representation, warranty or agreement set forth herein.

          Section 11. Miscellaneous.

           (a)      In the event of a dispute between the parties arising under this Agreement, or in the even of an action brought to enforce the terms of this Agreement, the prevailing parties shall be entitled to the recovery of reasonable attorney fees and reasonably incurred costs and expenses of litigation.

          (b)      If a court of competent jurisdiction shall find any provision of this Agreement unenforceable under Nevada law, such provisions shall be stricken and the remainder of the Agreement shall remain in full force and effect.

          (c)      It is the intent of the parties hereto to use their respective reasonable best efforts to prepare and circulate for signature a definitive form of agreement in respect of the subject matter hereof. If for any reason such an agreement is not circulated or agreed to then it is agreed that this Agreement is intended by the parties to be the final expression of their agreement with respect to the subject matter hereof, and is intended as the complete and exclusive statement of the terms of the agreement between the parties. As such, this Agreement will in such an instance constitutes the entire agreement between the parties, whether oral or written, with respect to the subject matter hereof and may only be modified by subsequent writing duly executed by both parties.

          (d)      The singular shall be interpreted as the plural and vice versa, if such treatment is necessary to interpret the Agreement in accordance with the manifest intention of the parties hereto. Likewise, if either the feminine, masculine or neutered gender should be one of the other genders, it shall be so treated.

          (e)      Each party agrees to execute all documents necessary to complete the transactions contemplated herein.

          (f)      This agreement may be assigned, in whole or in part, by Texola to a corporate or other entity with the approval of Cedar Strat, such approval not to be unreasonably withheld. Any such assignments will be binding at law and at equity upon the parties hereto as if the assigned party was a signatory to this Agreement in the first instance.

          IN WITNESS WHEREOF, the parties have executed this Agreement with the effective day and year set forth in the first portion of this Agreement.

          DATED this 28th day of February, 2006.

Cedar Strat Corporation	Texola Energy Corporation

By: /s/ Signed	By:/s/ Thornton Donaldson

Name (printed):_______________________________	Name (printed):Thornton Donaldson

Its: ________________________________________	Its: President

Witnessed by:/s/ Signed	Witnessed by:/s/ Signed

Name (printed): ______________________________	Name (printed): ______________________________

EXHIBIT "A"
Joint Participation Agreement
Between Cedar Strat Corporation and Texola Energy Corporation
Maverick Spring Play, Nevada,
Area of Non-Disclosure and Non-Competition,

Maverick Springs Play: Area of Non-Disclosure and Non-Competition is depicted in the above map within the “Red” boundary and more fully described as Township 24 North, Range 58 East through Township 28 North, Range 61 East, Townships 26, 27, 28, North, Range 62 East, Townships 27, 28 North, Range 63 East, Township 28 North, Range 64 East and portions depicted of Township 24 North, Range 62 East, Township 25 North, Range 62 East, Township 26 North, Range 63 East, Township 26 North, Range 64 East, Township 27 North, Range 64 East, and Township 28 North, Range 65 East, from the Mount Diablo Meridian, acreage lying within Elko and White Pine Counties, Nevada.

EXHIBIT "B"
Joint Participation Agreement
Between Cedar Strat Corporation and Texola Energy Corporation
Maverick Spring Play, Nevada,
Area of Mutual Interest

The AMI lies within the black boundary with green fill color designated as areas “B” and “D” plus acreage made a part thereof as “D Extension”, more fully described as a) All of Township 24 North Range 58 East b) All of Township 24 North Range 59 East, c) All of Township 25 North Range 59 East. d) All of Township 26 North Range 59 East. e) All of Township 27 North Range 59 East. f) Township 25 North Range 58 East Sections 1,12,13, 24, 25, 36. g) Township 25 North Range 60 East Sections 6, 7, 18, 19, 30, 31. h) Township 26 North Range 58 East Sections 1-4, 9-16, 21-28, 36. i) Township 27 North Range 58 East Sections 1-4, 9-16, 21-28, 33-36.

EXHIBIT "C"
Joint Participation Agreement
Between Cedar Strat Corporation and Texola Energy Corporation
Maverick Spring Play, Nevada,
Ownership of Data

The ownership of data shall be delineated as follows:

o

Cedar Strat currently has and may generate new geologic mapping within the AMI. This data will be owned by Cedar Strat and licensed to Texola and other Participants with a 25% working interest in the play at no additional charge. The data will be kept confidential as outlined in Section 3.

o

Cedar Strat currently has and will generate new well studies covered by the prospect fee. These may or may not be within the play AMI. To be able to make high quality balanced cross sections for exploration purposes, it is necessary to tie in geology beyond the boundaries of the AMI. Cedar Strat has committed to provide well studies as outlined in sections 4 and 6. The data will be owned by Cedar Strat and licensed at no extra cost to Texola and Participants of 25% WI or greater. This license is a non-exclusive license to Texola. Wells studies will be performed in such detail as available data is accessible.

o

Cedar Strat will take samples for biostratigraphic verification and have them analyzed by a Paleontologist. This data will be owned by Cedar Strat and licensed to Texola and other participants of the play (of 25% WI or greater) at no additional charge. Samples in well studies will not be exclusive to Texola.

o

Cedar Strat will and already has licensed all the commercial gravity and aeromagnetic data available relating to the play. The license will be and is in the name of Cedar Strat. This data extends far beyond the boundaries of the AMI to verify the readings within the AMI and make the highest possible knowledgeable judgments for the creation of balanced cross sections. The data will be used for the benefit of the Play at no additional charge. Commercial data is not exclusive to Texola. If Texola requests a license to the identical commercial data, Cedar Strat will arrange for that license from the third party licensor at a reduced fee to be paid by Texola.

o

Cedar Strat will and already has contracted an entity to make a proprietary gravity survey to fill in the areas not covered by the commercial gravity data. Cedar Strat will own the data and license it at no charge to Texola et. al. Proprietary Gravity within the AMI will be held confidential under the terms of Section 3 and Cedar Strat’s Data Use License. This data will be integrated into the commercial data for a seamless look at the gravity map extending beyond the AMI.

o	Cedar Strat is in the process of developing a unique opportunity with Exxon Mobil to acquire seismic data. This data will be licensed in the name of Cedar Strat. The fee for this data, if used for this Play and desired by Texola, will be over and above the prospect fee amount.

o

For the purpose of licensing the data, the term Texola and Participants will refer to an entity that has purchased at least 25% of the working interest of the Play. A lesser percentage working interest partner receives benefits from the data but not a license to or possession of the data. However, Texola and Cedar Strat will be the exception to this in that both Parties are a part of the exploration team developing and using the data.

o

Texola will, at their discretion, shoot or acquire additional seismic data which is not part of the prospect fee. This will be owned by Texola and licensed to Cedar Strat. This will be used for the benefit of the play and the construction of balanced cross sections as it relates in harmony with the other data acquired by Cedar Strat. Cedar Strat will receive a license to this data at no additional cost.

ooOoo